UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 5

X Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

9 Form 3 Holdings Reported

9 Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol AGRONIX, INC. "AGNI"		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __Director __ 10% Owner __ Officer (give title below) Other (specify below)
(Last)(First)(Middle) BEHR, RON	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year 12/2002	7. Individual or Joint/Group Reporting (check applicable line) _X_ Form Filed by One Reporting Person
(Street) 1666 W. 75th Ave. Vancouver, B.C. Canada V6P 6G2 (City)(State)(Zip)		5. If Amendment, Date of Original (Month/Year)	__ Form Filed by More than One Reporting Person

		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned						
1. Title of Security (Inst. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Inst. 8)	4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
COMMON STOCK	01/27/2000	P	245,000	A	$0.001	245,000	D	
COMMON STOCK	01/09/2002	J [(1)]	245,000	A	N/A	245,000	D	
COMMON STOCK	02/01/2000	P	3,500	A	CAD	3,500	D	
COMMON STOCK	01/09/2002	J [(1)]	3,500	A	N/A	3,500	D	
COMMON STOCK	07/02/02	J [(2)]	50,000	A	N/A	50,000	D	

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Inst. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
OPTIONS	CAD $1.00	10/30/00	P	75,000		10/30/2000	10/30/06	COMMON	75,000	CAD $1.00	75,000	D	
OPTIONS	CAD $1.00	1/09/02	J (1)	75,000		1/09/2002	10/30/06	COMMON	75,000	CAD $1.00	75,000	D	

Explanation of Responses: J [1] On January 9, 2002, the Company underwent a 2:1 forward split. J [2]: 50,000 S-8 shares were granted to Mr. Behr for consultant management services rendered to the Company from May 1, 2001 to March 31, 2002.

/S/ RON BEHR   2/10/2003

**Signature of Reporting Person   Date